EXHIBIT 99.1

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

     This Settlement Agreement and Mutual Release (“Settlement Agreement”) is entered into by and between U.S. Dataworks, Inc., a Nevada Corporation (“U.S. Dataworks”), and Peter Simons, an individual (“Simons”), hereinafter referred to as the “Parties,” and is effective November 12, 2004 (the “Effective Date”).

RECITALS

     1. WHEREAS, on December 12, 2003, Simons filed a complaint (the “Complaint”) against U.S. Dataworks and various DOES alleging, inter alia, (1) breach of contract; (2) negligent misrepresentation; (3) unjust enrichment; (4) declaratory relief; (5) promissory estoppel; (6) breach of fiduciary duties; and (7) breach of the implied covenant of good faith and fair dealing;

     2. WHEREAS, on February 12, 2004, Simons filed an amended complaint (the “Amended Complaint”) against U.S. Dataworks and various DOES alleging, inter alia, (1) breach of contract; (2) negligent misrepresentation; (3) unjust enrichment; (4) declaratory relief; (5) promissory estoppel; and (6) breach of fiduciary duties;

     3. WHEREAS, the allegations of the Complaint and Amended Complaint relate to certain subscription agreements and an alleged ratchet agreement (the “Alleged Ratchet Agreement”);

     4. WHEREAS, it is the desire and intent of the Parties to settle, resolve, and release all disputes, differences, and claims without resort to further costly litigation;

     5. NOW, THEREFORE, in consideration of the foregoing and of the terms and conditions set forth herein, the Parties do hereby agree as follows:

TERMS AND CONDITIONS

     6. Settlement Payments.

     a. U.S. Dataworks shall within seven (7) days of the Effective Date issue to Simons a Convertible Debenture in the amount of seven hundred and sixty eight thousand and one hundred and ninety nine dollars and twenty four cents ($768,199.24) subject to and in accordance with the terms and conditions set forth on Exhibits A and B.

     b. U.S. Dataworks shall within seven (7) days of the Effective Date issue to Simons a warrant for the purchase of up to 160,000 shares of its common stock subject to and in accordance with the terms and conditions set forth on Exhibit C.

     c. U.S. Dataworks shall pay Simons an amount not to exceed thirty thousand dollars ($30,000) for legal expenses incurred by Simons for purposes of resolving his dispute with U.S. Dataworks. As a condition of such payment, Simons shall provide U.S. Dataworks with documentation itemizing such expenses. U.S. Dataworks shall pay Simons all such documented expenses within seven (7) days of U.S. Dataworks’s receipt of adequate documentation.

RELEASES

     7. Mutual Release of Claims.

          (a) U.S. Dataworks, on behalf of itself and its parents, subsidiaries, present and former shareholders, officers, directors, employees, agents, and representatives, hereby releases Simons, his agents, servants, employees, representatives, attorneys, successors, assigns, and U.S. Dataworks’ current and former directors and officers, and Simons, on behalf of himself, his agents and representatives, hereby releases U.S. Dataworks and its parents, subsidiaries, affiliates, present and former shareholders, officers, directors, agents, servants, employees, representatives, attorneys, successors, and assigns from any and all past, present or future claims, demands, disputes, promises, contracts, agreements, obligations, actions, controversies, suits, matters, causes of action, liens, wages, rights, damages, debts, costs, liabilities, expenses, dividends, profit sharing, and compensation of any kind or nature whatsoever, whether for compensatory or punitive damages, whether based on tort, contract, statute, or other theory of recovery, and whether asserted or otherwise and whether known or unknown to a Party, which a Party had, may have, now has, or which may hereafter accrue or otherwise be acquired, that in any way directly or indirectly arise out of, or are in any manner related to: (i) the subject matter of Complaint and Amended Complaint; (ii) any event described in the Complaint and Amended Complaint; (iii) any event, cause, fact, circumstance, or matter which is in whole or part the subject of the Complaint and Amended Complaint; and (iv) except as otherwise provided in this Settlement Agreement, the costs, expenses, or attorneys’ fees incurred in connection with the litigation between the Parties or this Settlement Agreement.

          (b) “Unknown Claims” means any claim which a Party does not know or suspect to exist in its favor at the time of the releases granted herein which, if known by the Party might have affected its settlement with and release of the other Party. The Parties and their respective parents, subsidiaries, present and former shareholders, officers, directors, employees, agents, and representatives shall be deemed to have, and by execution of this Settlement Agreement shall have, expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, and any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law that is similar, comparable or equivalent to Section 1542 of the California Civil Code, which provides that:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

     The Parties and their respective parents, subsidiaries, present and former shareholders, officers, directors, employees, agents, and representatives may hereafter discover facts in addition to or different from those which they now know or believe to be true with respect to the subject matter of the claims released herein, but the foregoing persons and entities shall be deemed to have, and by execution of this Settlement Agreement shall have, fully, finally, and forever settled and released any and all claims relating to the matters alleged in the Complaint and Amended Complaint, known or unknown, suspected or unsuspected, contingent or fixed, whether or not concealed or hidden, that now exist or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct that is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts.

     8. No Admission of Liability. The Parties understand and acknowledge that this Settlement Agreement, and any and all consideration given, constitutes a compromise and settlement of disputed claims and that entering into and executing this Settlement Agreement shall not be deemed or construed to be an admission of the truth or falsity of any claims made or an acknowledgment or admission of liability by either Party.

     9. Authority to Execute Settlement Agreement. The Parties executing this Settlement Agreement, by the signature of their respective undersigned representatives, warrant and represent that each of them has the sole right and exclusive authority to execute this Settlement Agreement and further warrant and represent that each, respectively, has not sold, assigned, transferred, conveyed, or otherwise disposed of any claims, demands, rights, obligations, or causes of action referred to in this Settlement Agreement.

     10. Representation of Counsel; Opportunity to Review. The Parties represent that each has had sufficient opportunity to consult its own legal counsel with regard to the negotiation and preparation, as well as the scope and effect, of this Settlement Agreement This Settlement Agreement is to be interpreted fairly and in accordance with its terms. No Party shall be entitled to any presumption or construction in its favor as a result of any other Party undertaking the burden of the memorializing of its terms. Instead, this Settlement Agreement shall be deemed to have been prepared by all Parties and it is agreed by all Parties that all Parties have had the opportunity to review the language of this Settlement Agreement and to propose additions to, elimination of, and/or modification of such language, such that no ambiguity shall be resolved against any Party by virtue of its participation in the drafting of this Settlement Agreement.

     11. Counterparts. This Settlement Agreement may be executed in counterparts and, upon execution by both Parties, each copy so executed shall be deemed an original for all purposes. All such executed counterparts shall be deemed one agreement.

     12. Transmission by Facsimile. An executed signature page of this Settlement Agreement transmitted by facsimile shall be considered binding. Any Party transmitting executed copies by facsimile transmission shall forward ink-signed originals within three business days of the day of the facsimile transmission.

     13. Entire Agreement; Modification. This Settlement Agreement represents the entire agreement and understanding between the Parties concerning the matters set forth herein. Neither Party has relied upon any representations or statements made by the other which are not specifically set forth in this Settlement Agreement. This Settlement Agreement terminates and supersedes any prior oral or written agreements between the Parties, including without limitation the Alleged Ratchet Agreement. It is expressly understood and agreed that this Settlement Agreement may not be altered, amended, modified, or otherwise changed in any respect whatsoever except by a writing duly executed by both authorized representatives of the Parties thereto. The Parties agree and acknowledge that they will make no claim at any time or place that this Settlement Agreement has been altered, amended, modified or otherwise changed in any respect by a communication of any kind or character unless said claim is based upon a writing duly executed by both authorized representatives of the Parties herein.

     14. Fees and Costs. Except as otherwise expressly provide herein in paragraph 6(c), each Party shall bear its own fees and costs in connection with the litigation between the Parties or this Settlement Agreement.

     15. Governing Law. This Release shall be governed by the laws of the State of California, without regard for any choice of laws provision therein. Any claims relating to the interpretation of, or otherwise arising out of or relating to, this Settlement Agreement will be brought in the appropriate court within the State of California.

     16. Abatement, Etc. This Settlement Agreement shall be deemed to have been breached immediately upon the commencement, prosecution or assistance of any action, claim, lien, or other proceeding contrary to the terms of this Settlement Agreement. In such event, this Settlement Agreement may be pleaded as a full and complete defense and as a basis for an abatement of or injunction against such action, claim, lien or other proceeding, and as the basis of a counterclaim or cross-claim for damages in connection therewith.

     17. Non-disparagement. Each Party agrees not to make any communications or engage in any conduct that is or can reasonably be construed to be disparaging of the other Party or, as to Simons, his agents and representatives, and as to U.S. Dataworks, its officers, directors, founders, employees, agents, stockholders, products or services.

     18. Cooperation. The Parties agree to cooperate fully and execute any and all supplementary documents and to take all additional actions which may be necessary or appropriate to give full force and effect to the basic terms and intent of this Settlement Agreement.

     19. Illegality, Etc. Should any provision of this Settlement Agreement be held invalid or illegal, such illegality shall not invalidate the whole of this agreement, but, rather, the Settlement Agreement be construed as if it did not contain the illegal part, and the rights and obligations of the parties shall be construed and enforced accordingly.

     20. Confidentiality. The Parties hereto agree that each shall for ever refrain from any public or private disclosure of any information whatsoever to any third person or entity concerning any and all of the terms of this Settlement Agreement (including, but not limited to, the amount of any settlement), without the prior written permission of each of the other Parties hereto, with the exceptions of (1) U.S. Data Works’ regulatory filings and (2) disclosures on a need-to-know basis to any Parties’ tax preparers, accoutants, financial advisors, attorneys, or as required by law. To the extent disclosure is required pursuant to the foregoing exception (2), the Parties agree that the person/entity to whom such information is revealed will agree to hold such information in confidence and be bound to this confidentiality provision.

     21. Taxes Disclosure. Notwithstanding anything herein to the contrary and except as reasonably necessary to comply with any applicable federal and state securities laws, the Parties (and each employee, representative, or other agent of each party) may disclose to any and all persons, without limitation of any kind, the U.S. federal tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to each Party relating to such U.S. federal tax treatment and tax structure. For this purpose, “tax structure” is any fact that may be relevant to understarnding the U.S. federal tax treatment of the transaction.

CAUTION: READ BEFORE SIGNING, EACH PARTY DECLARES THAT IT HAS CAREFULLY READ THIS AGREEMENT (THROUGH ITS AUTHORIZED REPRESENTATIVE), THAT IT HAS RECEIVED ANY AND ALL EXPLANATlONS NECESSARY TO ITS FULL UNDERSTANDING, AND THAT THIS AGREEMENT IS EXECUTED WITHOUT IMPROPER PRESSURE, UNDUE INFLUENCE, AND AFTER MATURE DELIBERATION.

AGREED:

Date: November 12, 2004	Date: November 12, 2004

PETER SIMONS	U.S. DATAWORKS

/s/ Peter Simons	/s/ John Figone

Peter Simons	John Figone